UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2010.

Commission File Number 0-21392

AMARIN CORPORATION PLC

(Translation of registrant’s name into English)

First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K is hereby incorporated by reference into the registration statements of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

AMARIN CORPORATION PLC

Exhibit	Description

99.1	Press release dated November 18, 2010 titled: Amarin Corporation Appoints Kristine Peterson to Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMARIN CORPORATION PLC

By:	/s/ John Thero
John Thero
President

Date: November 29, 2010

Exhibit 99.1

Amarin Corporation Appoints Kristine Peterson to Board of Directors

Dublin, Ireland and Mystic, CT, USA, November 18, 2010 – Amarin Corporation plc (Nasdaq: AMRN), a clinical-stage biopharmaceutical company with a focus on cardiovascular disease, today announced the appointment of Kristine Peterson to its board of directors.

Ms. Peterson has more than 27 years of pharmaceutical industry experience, including 20 years at Bristol-Myers Squibb, where she was responsible for sales, marketing and general management in a variety of therapeutic areas, including leading the cardiovascular and metabolic disease business unit. She is currently Chief Executive Officer at Valeritas Inc., a medical technology company committed to the development and commercialization of innovative drug delivery solutions, with its lead product for the treatment of diabetes. Prior to joining Valeritas, Ms. Peterson was Chair for the biotech business at Johnson & Johnson, and was Senior Vice President of commercial operations and President at Biovail Corporation.

“Kristine’s expertise in cardiovascular and metabolic disease, combined with her track record of success in commercializing products, will be invaluable to Amarin as we move our programs and our lead candidate AMR101 forward,” said Joseph S. Zakrzewski, chief executive officer.

“I am thrilled to join Amarin’s board of directors at this exciting time,” said Ms. Peterson. “I am looking forward to working with the rest of the board and Amarin’s management team as we anticipate the pivotal results from two Phase 3 clinical trials that may position AMR101 as a best-in-class prescription medicine for treating patients with elevated triglycerides.”

The appointment of Ms. Peterson increases the Company’s board of directors to eight members.

About AMR101

AMR101 is ultra pure ethyl icosapentate (ethyl-EPA). Significant scientific and clinical evidence supports the efficacy of ethyl-EPA in reducing triglyceride levels. Near the start of 2010, Amarin initiated two Phase 3 clinical trials to investigate the efficacy of AMR101 in reducing elevated triglyceride levels in two distinct patient populations (the ANCHOR and MARINE trials). As separately reported, patient screening has been completed in both trials with top-line results expected for the MARINE trial before the end of 2010 and for the ANCHOR trial in mid-2011.

About Amarin

Amarin Corporation plc is a clinical-stage biopharmaceutical company with expertise in lipid science focused on the treatment of cardiovascular disease. The Company’s lead product candidate is AMR101 (ethyl icosapentate), which is presently being investigated in two Phase 3 clinical trials, one for the treatment of patients with very high triglyceride levels and the other for the treatment of patients with high triglycerides with mixed dyslipidemia on statin therapy. Both of these Phase 3 trials are conducted under Special Protocol Assessment (SPA) agreements with the U.S. Food and Drug Administration (FDA). Amarin also has next-generation lipid candidates under evaluation for preclinical development. For more information please visit www.amarincorp.com.

Editor’s Note: Photograph available on request

Investor Contact Information:

John F. Thero

President

In U.S.: +1 (860) 572-4979

investor.relations@amarincorp.com

Lee M. Stern

The Trout Group

In U.S.: +1 (646) 378-2922

lstern@troutgroup.com

Media Contact Information:

David Schull or Martina Schwarzkopf, Ph.D.

Russo Partners

In U.S.:	+1 (212) 845-4271 or +1 (212) 845-4292 (office)
+1 (347) 591-8785 (mobile)

david.schull@russopartnersllc.com

martina.schwarzkopf@russopartnersllc.com

Mark Swallow or David Dible

Citigate Dewe Rogerson

In U.K.: +44 (0)207 638 9571

mark.swallow@citigatedr.co.uk